

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2014

Via E-mail
Mr. Thurman K. Case
Vice President and Chief Financial Officer
Cirrus Logic, Inc.
800 West 6th Street
Austin, Texas 78701

> **Re: Cirrus Logic, Inc.**
> **Form 10-K for the Fiscal Year Ended March 30, 2013**
> **Filed May 29, 2013**
> **File No. 000-17795**

Dear Mr. Case:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 30, 2013

Financial Statements

Note 2. Inventories, page 42

1. We note your discussion that you use the lower of cost or market to value your inventories and the cost basis of inventories on hand in excess of demand are written down to reflect that value. We also see from page 29 that write-offs of inventory in fiscal 2013 were significant. In future filings, please discuss the amounts and underlying reasons for inventory write-offs, if material. Please provide us with your proposed revised disclosure as part of your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

2. We note that your revenue increased by approximately 90% for the year ended March 31, 2013 and that you explain that this was primarily attributable to higher sales of portable audio products, which is the same explanation provided for the increase in sales in fiscal 2012. Please revise future filings to discuss each of the underlying reasons for significant increases in revenue and any expected future impact on operating results. For example, please quantify the impact of changes in price and/or volume by type of product and discuss the effect that these factors had on operations each period. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K and SEC Interpretive Release No. 33-8350. Please provide us with your revised proposed disclosure as part of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640, or me at (202) 551-3676, if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief